February 8, 2021

VIA EDGAR

Todd Schiffman, Esq.

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pivotal Investment Corporation III

Registration Statement on Form S-1

Filed January 13, 2021, as amended

File No. 333-252063

Dear Mr. Schiffman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of Pivotal Investment Corporation III that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Monday, February 8, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 600 copies of the preliminary prospectus dated January 25, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Niraj J. Shah
Name: Niraj J. Shah
Title: Managing Director

CANTOR FITZGERALD & CO.

By:	/s/ David Batalion
Name: David Batalion
Title: Managing Director

As Representatives of the underwriters